UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-42557

RedCloud Holdings plc

(Registrant’s Name)

50 Liverpool Street,

London, EC2M 7PY, United Kingdom

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Sale of Ordinary Shares to Insiders

On August 27, 2026, RedCloud Holdings plc (the “Company”) agreed to sell 7,200,000 of its unregistered ordinary shares to Company insiders at a price per share of $0.25, representing approximately a 24% premium to the closing price of the Company’s ordinary shares on August 26, 2026, in a private placement (the “Offering”). Gross proceeds from the Offering are expected to be approximately $1.8 million. The Company expects to complete the Offering on or about August 27, 2026.

Christina Byland, the largest shareholder of the Company, purchased 4,700,000 of such ordinary shares, and Dr. Nikolaus Senn, a shareholder and member of the Company’s Board of Directors, purchased 2,500,000 ordinary shares.

The offer and sale of the ordinary shares described above, will be made in reliance upon an exemption from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to Section 4(a)(2) thereof.

On August 27, 2026, the Company issued a press release disclosing the Offering. A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

The information contained in this Report on Form 6-K, other than Exhibit 99.1, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-296836). Exhibit 99.1 shall not be incorporated by reference into any registration statement or other filing under the Securities Act, unless expressly incorporated by reference therein.

Forward-Looking Statements

This Form 6-K contains forward-looking statements that involve risks and uncertainties. The risks and uncertainties involved include the completion and size of the Offering, market and business conditions, and other risks detailed from time to time in the Company’s periodic reports and other filings with the U.S. Securities and Exchange Commission. You are cautioned not to place undue reliance on forward-looking statements, which are based on the Company’s current expectations and assumptions and speak only as of the date of this Form 6-K. The Company does not intend to revise or update any forward-looking statement in this Form 6-K as a result of new information, future events or otherwise, except as required by law.

Exhibit Index

Exhibit No.	Description
99.1	Press Release, dated August 27, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RedCloud Holdings plc

By:	/s/ Justin Floyd
Name:	Justin Floyd
Title:	Chief Executive Officer

Date: August 27, 2026